February 27, 2009
Our Ref. No. 200712181747
AXA Equitable, et al.
File No. 000-20501

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated February 26, 2009 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under section 6(b) of the Securities Act of 1933 (the "1933 Act") against AXA Equitable Life Insurance Company ("AXA Equitable") or certain separate accounts (as defined in section 2(a)(37) of the Investment Company Act of 1940 (the "1940 Act")) (the "Separate Accounts") maintained by AXA Equitable which are excluded from the definition of investment company pursuant to section 3(c)(11) of the 1940 Act if, under the circumstances described below, AXA Equitable and the Separate Accounts utilize the fee payment mechanism pursuant to section 24(f) of the 1940 Act and rule 24f-2 thereunder for securities issued in connection with such Separate Accounts and registered under the 1933 Act.

BACKGROUND

You state the following: AXA Equitable issues certain group variable annuity contracts to certain pension, profit sharing or governmental plans (the "Contracts"). AXA Equitable currently maintains six Separate Accounts that are utilized to fund the benefits available under the Contracts.[1] These Separate Accounts are not required to register as investment companies under the 1940 Act because the assets of the Separate Accounts are derived solely from sales of the Contracts to plans qualifying for the exclusion under section 3(c)(11) of the 1940 Act.[2] The interests in the Separate Accounts under the Contracts, however, do not qualify for any exemption from registration under the 1933 Act.[3]

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[1] The Separate Accounts consist of Separate Account Nos. 3, 4, 10, 13, 66, and 206 of AXA Equitable; prior to May 1, 2008, Separate Account 191 and 200 were utilized to fund the benefits under the Contracts. The Separate Accounts issue redeemable securities (as defined in section 2(a)(32) of the 1940 Act).

[2] The exclusion in section 3(c)(11) extends to "any separate account the assets of which are derived solely from (A) contributions under pension or profit-sharing plans which meet the requirements of section 401 of the Internal Revenue Code of 1986 or the requirements for deduction of the employer's contribution under section 404(a)(2) of such Code, (B) contributions under governmental plans in connection with which interests, participations, or securities are exempted from the registration provisions of section 5 of the [1933 Act] by section 3(a)(2)(C) of such Act, and (C) advances made by an insurance company in connection with the operation of such separate account".

[3] You state that, because the Contracts are sold to plans which cover self-employed individuals (*i.e.*, employees within the meaning of section 401(c)(1) of the Internal Revenue Code), the interests under the Contracts are not eligible for the exemption provided by section 3(a)(2) of the 1933 Act.

Interests under the Contracts are registered under the 1933 Act on either Form N-3 or Form N-4. Form N-3 is used for interests in managed separate accounts. These are separate accounts that would be open-end management investment companies but for the exclusion from the definition of investment company under section 3(c)(11). Form N-4 is used for interests in unit investment trusts ("UITs"). These are separate accounts that invest in underlying management investment companies.

You state that historically AXA Equitable and each Separate Account have paid registration fees related to the Contracts utilizing the standard fee payment mechanism applicable to offerings registered under the 1933 Act. In general, you propose that each Separate Account pay registration fees for interests under the Contracts pursuant to the same procedures under section 24(f) of the 1940 Act and rule 24f-2 thereunder as are currently applicable to any separate account registered under the 1940 Act and utilizing either Form N-3 or Form N-4. You assert that permitting each Separate Account to file annual notices on Form 24F-2 is consistent with the instructions to Forms N-3 and N-4 and with the purposes of section 6(b) of the 1933 Act, section 24(f) of the 1940 Act and rule 24f-2 thereunder.

LEGAL ANALYSIS

Section 6(b) of the 1933 Act generally requires a registrant to pay to the Commission a fee to register the securities it proposes to offer. Section 24(f) of the 1940 Act and the rules thereunder modify the 1933 Act registration provisions for certain registered funds. Section 24(f) of the 1940 Act, in relevant part, provides that an open-end management company or UIT shall be deemed to have registered an indefinite amount of securities upon the effective date of its registration statement and shall pay a registration fee based on the aggregate sales price for which the company's securities were sold pursuant to a registration of an indefinite amount of securities under section 24(f)(2) during the previous fiscal year, which is then reduced by the aggregate redemption or repurchase price of the securities of the company during that year and by the aggregate redemption or repurchase price of any unused securities of the company in prior years. Section 24(f)(4) provides that the Commission may adopt rules to implement the section and, pursuant to such authority, the Commission adopted rule 24f-2.[4] This rule requires that any open-end management company or UIT file a Form 24F-2

[4] See, e.g., Notice for Public Comment of Proposed Rule 24f-2 under the Investment Company Act of 1940 for Registration under the Securities Act of 1933 of an Indefinite Number of Securities of Certain Investment Companies and of a Proposed Amendment to Rule 24f-1 under the Investment Company Act of 1940, IC-9347 (July 8, 1976) (proposing release); Registration of an Indefinite Number of Investment Company Shares, IC-9989 (Nov. 3, 1977) (adopting release); Registration Fees for Certain Investment Companies, IC-20874 (Feb. 1, 1995) (proposing release) and IC-21332 (Sept. 1, 1995) (adopting release) (amending rules 24f-1 and 24f-2 and adopting Form 24F-2); Registration under the Securities Act of 1933 of Certain Investment Company Securities, IC-22747 (July 14, 1997) (proposing release) and IC-22815 (Sept. 10, 1997) (adopting release) (amending rule 24f-2 and Form 24F-2).

accompanied by a registration fee not later than 90 days after the end of any fiscal year during which it has publicly offered its securities.

Section 24(f) and rule 24f-2 set forth a procedure designed to simplify the registration of securities and related payment of fees by certain types of investment companies that sell and redeem their securities on a continuous basis. When it amended rule 24f-2 in 1997, the Commission noted that this type of issuer often cannot predict the number of securities it will sell at the time it files its registration statement under the 1933 Act. It also noted that such funds often experience a high turnover in their outstanding securities, as a substantial number of securities that are sold replace securities that recently have been redeemed or repurchased. The Commission stated that section 24 of the 1940 Act and related rules "were designed to address the problem of inadvertent 'over sales' (*i.e.*, sales in excess of securities registered) that easily could occur with a fund that continually issues securities".[5]

You are concerned that, as a technical matter, the Separate Accounts are not subject to section 24(f) and rule 24f-2, and therefore are not eligible to use Form 24F-2.[6] You assert that it is appropriate nonetheless for the Separate Accounts to use the registration process laid out in these provisions. You argue that, in adopting the forms utilized by the Separate Accounts to register under the 1933 Act, the Commission clearly intended that the Separate Accounts be permitted to utilize the registration process under section 24(f).[7] In addition, you argue that this result is consistent with the purposes underlying these registration provisions, due to the substantial similarity between the

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5 IC-22747, supra note 4.

6 In particular, section 24(f), rule 24f-2, and Form 24F-2 are available to open-end management companies and UITs. Sections 4 and 5 of the 1940 Act define open-end management companies and UITs as investment companies. The Separate Accounts, however, are excluded from the definition of investment company by section 3(c)(11) of the 1940 Act.

7 The general instructions to each of Form N-3 and Form N-4 specifically require that these forms be used for registration under the 1933 Act of variable annuity contracts funded by separate accounts which rely on the exception in section 3(c)(11) of the 1940 Act. General Instruction A to Form N-3 states: "Form N-3 shall also be used to file a registration statement under the 1933 Act, and any amendments thereto, for variable annuity contracts funded by separate accounts which would be required to be registered under the 1940 Act as management investment companies except for the exclusion provided by Section 3(c)(11) of the 1940 Act." General Instruction A to Form N-4 states: "Form N-4 shall also be used to file a registration statement under the 1933 Act and any amendments thereto for variable annuity contracts funded by separate accounts which would be required to be registered under the 1940 Act as unit investment trusts except for the exclusion provided by Section 3(c)(11) of the 1940 Act." General Instruction B to each form then notes that registration fees should not be paid when filing such form and cites to sections 24(f) of the 1940 Act and rule 24f-2 thereunder.

Separate Accounts and open-end management companies and UITs.[8] In particular, a Separate Account which sells and redeems its securities on a continuous basis often cannot predict the number of securities it will sell at the time it files its registration statement under the 1933 Act. In addition, a Separate Account often experiences a high turnover in its outstanding securities, as a substantial number of securities that are sold replace securities that recently have been redeemed or repurchased. Finally, a Separate Account could experience the problem of inadvertent "over sales" (*i.e.*, sales in excess of securities registered) because it continually issues securities.

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 6(b) of the 1933 Act against AXA Equitable or the Separate Accounts if, under the circumstances described in this letter, AXA Equitable and the Separate Accounts utilize the fee payment mechanism pursuant to section 24(f) of the 1940 Act and rule 24f-2 thereunder for securities issued in connection with such Separate Accounts and registered under the 1933 Act. This letter expresses our position on enforcement action only, and does not express any legal conclusion on the issues presented. Because our position is based on the facts and representations in your letter, you should note that any different facts and representations may require a different conclusion.

Shannon Conaty
Senior Counsel

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[8] See Registration Forms for Insurance Company Separate Accounts that Offer Variable Annuity Contacts, IC-13689 (Dec. 23, 1983) (proposing release for Forms N-3 and N-4) (noting that the Commission believes that Forms N-3 and N-4 should be made available to those non-registered separate accounts "that are most similar to registered separate accounts").

GOODWIN | PROCTER

Christopher E. Palmer
202.346.4253
cpalmer@goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
901 New York Avenue NW
Washington, DC 20001
T: 202.346.4000
F: 202.346.4444

February 26, 2009

Douglas J. Scheidt, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: AXA Equitable Life Insurance Company

Dear Mr. Scheidt:

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company") and its Separate Accounts 3, 4, 10, 13, 66, 191, 200 and 206 (the "Separate Accounts"), which are excluded from the definition of "investment company" pursuant to Section 3(c)(11) of the Investment Company Act of 1940, as amended (the "1940 Act"), we hereby request that the staff of the Securities and Exchange Commission (the "Staff") provide its assurance that it would not recommend enforcement action under Section 6(b) of the Securities Act of 1933, as amended (the "1933 Act") against the Company or the Separate Accounts if the Company and the Separate Accounts use the fee payment mechanism pursuant to Section 24(f) of the 1940 Act and Rule 24f-2 thereunder for securities issued in connection with the Separate Accounts and registered under the 1933 Act.[1]

As explained below, separate accounts relying on the exclusion of Section 3(c)(11) are permitted to rely on Forms N-3 and N-4 and rules otherwise available only to registered investment companies, and permitting the Company and the Separate Accounts to rely on the procedures under Section 24(f) would be consistent with the instructions to Forms N-3 and N-4 and with the purposes of Section 6(b) of the 1933 Act, Section 24(f) of the 1940 Act and Rule 24f-2 thereunder, and would further the orderly payment of 1933 Act registration fees.

I. Background

AXA Equitable issues certain group variable annuity contracts to certain pension, profit sharing or governmental plans (the "Contracts"). AXA Equitable currently maintains six Separate Accounts that are utilized to fund the benefits available under the Contracts.[2] The Separate Accounts are not required to register as investment companies under the 1940 Act

[1] This letter amends and restates the Company's previous submission to the Staff dated as of November 29, 2007.

[2] The Separate Accounts issue redeemable securities (as defined in Section 2(a)(32) of the 1940 Act).

because the assets of the Separate Accounts are derived solely from sales of the Contracts to plans qualifying for the exclusion under Section 3(c)(11) of the 1940 Act.[3] The interests in the Separate Accounts under the Contracts, however, do not qualify for any exemption from registration under the 1933 Act. In particular, because the Contracts are sold to plans which cover self-employed individuals (*i.e.*, employees within the meaning of Section 401(c)(1) of the Internal Revenue Code), the interests under the Contracts are not eligible for the exemption provided by Section 3(a)(2) of the 1933 Act.

Interests under the Contracts are registered under the 1933 Act on either Form N-3 or Form N-4.[4] Form N-3 is used for interests in managed separate accounts (*i.e.*, separate accounts that would be open-end management investment companies under the 1940 Act but for the Section 3(c)(11) exclusion). Form N-4 is used for interests in unit investment trusts (*i.e.*, separate accounts that invest in underlying open-end management investment companies). Although Forms N-3 and N-4 are used primarily for separate accounts registered under the 1940 Act offering variable annuity contracts, the Forms specifically require that they be used for registration statements under the 1933 Act for variable annuity contracts funded by separate accounts relying on the exclusion of Section 3(c)(11). For example, General Instruction A to Form N-3 states:

> "Form N-3 **shall** also be used to file a registration statement under the 1933 Act, and any amendments thereto, for variable annuity contracts funded by separate accounts which would be required to be registered under the 1940 Act as management investment

[3] In relevant part, the exclusion in Section 3(c)(11) extends to "any separate account the assets of which are derived solely from (A) contributions under pension or profit-sharing plans which meet the requirements of Section 401 of the Internal Revenue Code of 1986 or the requirements for deduction of the employer's contribution under Section 404(a)(2) of such Code, (B) contributions under governmental plans in connection with which interests, participations, or securities are exempted from the registration provisions of Section 5 of the [1933 Act] by Section 3(a)(2)(C) of such Act, and (C) advances made by an insurance company in connection with the operation of such separate account."

[4] See Separate Account No. 3 of AXA Equitable (333-142459); Separate Account No. 4 of AXA Equitable (333-142461); Separate Account No. 10 of AXA Equitable (333-142453); Separate Account No. 13 of AXA Equitable (333-142454); Separate Account No. 66 of AXA Equitable (333-142456); Separate Account No. 206 of AXA Equitable (333-142455). Prior to May 1, 2008, two additional Separate Accounts were utilized to fund the benefits under the Contracts. See Separate Account No. 191 of AXA Equitable (333-142458); Separate Account No. 200 of AXA Equitable (333-142457).

companies except for the exclusion provided by Section 3(c)(11) of the 1940 Act." (Emphasis added.) [5]

Historically, the Company and the Separate Accounts have paid registration fees related to the Contracts utilizing the standard fee payment mechanism applicable to offerings registered under the 1933 Act. In particular, with an initial registration statement, the Company and the Separate Accounts have registered a set dollar amount of interests in the Contracts, paid the filing fee with the registration statement, and tracked the sale of the securities. When additional securities were required to be registered, the Company and the Separate Accounts have filed a new registration statement registering additional interests.[6]

II. Fee Payment Procedure

Section 6(b) of the 1933 Act generally requires a registrant to pay to the Securities and Exchange Commission (the "SEC" or the "Commission") a fee to register securities for which it files a registration statement under the 1933 Act.

Section 24(f) of the 1940 Act and the rules thereunder modify the 1933 Act registration provisions for certain registered investment companies. In particular, Section 24(f) of the 1940 Act, in relevant part, provides that an open-end management investment company or a unit investment trust ("UIT") shall be deemed to have registered an indefinite amount of securities upon the effective date of its registration statement and shall pay a registration fee based on the aggregate sales price for which the company's securities were sold pursuant to that indefinite registration during the previous fiscal year, which is then reduced by the aggregate redemption or repurchase price of the securities of the company during that year and by the aggregate redemption or repurchase price of any unused securities of the company in prior years. Section 24(f)(4) provides that the Commission may adopt rules to implement Section 24(f) and, pursuant to such authority, the Commission adopted Rule 24f-2. This rule requires, in relevant part, that any open-end management investment company or UIT file a Form 24F-2 not later than 90 days

[5] General Instruction A to Form N-4 is substantially similar. It states: "Form N-4 shall also be used to file a Registration Statement under the 1933 Act and any amendments thereto for variable annuity contracts funded by separate accounts which would be required to be registered under the 1940 Act as unit investment trusts except for the exclusion provided by Section 3(c)(11) of the 1940 Act." (Emphasis added.) See Rel. No. IC-13689, at text accompanying n.30 (Dec. 23, 1983) (proposing Forms N-3 and N-4) ("The Commission believes that proposed Forms N-3 and N-4 should be made available to those non-registered separate accounts that are most similar to registered separate accounts.").

[6] See generally Rules 415, 456 and 457 under the 1933 Act.

after the end of any fiscal year during which it has publicly offered its securities. The Form 24F-2 must be accompanied by a registration fee.

Section 24(f) and Rule 24f-2 set forth a procedure designed to simplify the registration of securities and related payment of fees by investment companies that sell and redeem their securities on a continuous basis. The Commission has stated:

> "The Securities Act generally requires issuers that wish to offer their securities publicly to register the securities with the Commission and pay a registration fee. The application of these provisions has presented operational problems for certain types of investment companies. Unlike other issuers, open-end management investment companies, unit investment trusts and face-amount certificate companies (collectively, 'funds') sell and redeem their securities on a continuous basis. A fund often can not predict the number of securities it will sell at the time it files its registration statement under the Securities Act. In addition, funds often experience a high turnover in their outstanding securities, as a substantial number of securities that are sold replace securities that recently have been redeemed or repurchased. Section 24 of the Investment Company Act modifies the Securities Act registration provisions for funds. Section 24 and related rules were designed to address the problem of inadvertent 'over sales' (*i.e.*, sales in excess of securities registered) that easily could occur with a fund that continually issues securities."[7]

AXA Equitable and the Separate Accounts propose to utilize the filing procedure of Section 24(f), Rule 24f-2 and Form 24F-2 for the Separate Accounts in the same manner as the Company uses that procedure for its registered separate accounts. In particular, the Company would file an annual notice on Form 24F-2 for each Separate Account and pay any required fee with the Form 24F-2 filings.

As a technical matter, Section 24(f) and Rule 24f-2 thereunder do not apply to the Separate Accounts because the Separate Accounts are excluded from the definition of investment company by Section 3(c)(11). For the reasons set forth below, however, we believe applying those procedures to the Separate Accounts would be consistent with the instructions to Forms N-3 and N-4 and with the purposes of Section 6(b) of the 1933 Act, Section 24(f) of the 1940 Act and Rule 24f-2 thereunder.

As noted above, General Instruction A of Forms N-3 and N-4 specifically states that the Forms shall be used for variable annuity contracts funded by separate accounts relying on

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[7] Rel. No. IC-22747 at text accompanying nn.1-3 (July 14, 1997) (footnotes and citations omitted).

Section 3(c)(11), including the Separate Accounts. Immediately following that instruction is General Instruction B on fees, which states simply:

> "Registration fees should not be paid when filing this form. See Section 24(f) of the Investment Company Act and Rule 24f-2 thereunder."

Read together, these two instructions evidence an intent by the Commission that the Separate Accounts should utilize the Section 24(f) registration fee provisions. The Separate Accounts are clearly required to use Form N-3 or N-4, and each Form states that registration fees should not be paid along with the Form and refers to Section 24(f) and Rule 24f-2.

The SEC in other areas has applied the procedural rules for registered separate accounts to separate accounts relying on Section 3(c)(11), including the Separate Accounts. In particular, Rule 485 under the 1933 Act sets forth procedures for the effective date of post-effective amendments filed by certain registered investment companies. Rule 485(e) specifically applies those procedures to Section 3(c)(11) separate accounts:

> "*Certain Separate Accounts*. For purposes of this section, a post-effective amendment to a registration statement for an offering of securities by a registered open-end management investment company or unit investment trust as those terms are used in paragraphs (a), (b), and (e) of this section and as such amendments are referred to in paragraphs (c) and (d) of this section, shall include a post-effective amendment to an offering of securities by an insurance company funded through a separate account, as defined in section 2(a)(37) of the Investment Company Act of 1940, where the separate account need not register under the Investment Company Act of 1940 under section 3(c)(11) thereof."

We note that the use of the Section 24(f) and Rule 24f-2 fee procedure for the Separate Accounts is consistent with the purposes of the statute and rule because of the similarities between the Separate Accounts on one hand and open-end management investment companies and UITs on the other hand. In particular, a Separate Account, like an open-end management investment company or a UIT, sells and redeems its securities on a continuous basis, and therefore often can not predict the number of securities it would sell at the time it files its registration statement under the 1933 Act. In addition, a Separate Account often experiences a high turnover in its outstanding securities because a substantial number of securities that are sold replace securities that have recently been redeemed or repurchased. Finally, a Separate Account could experience the problem of inadvertent "over sales" (*i.e.*, sales in excess of securities registered) because it continually issues securities. Therefore, the purposes of the statute and rule are furthered by applying the fee payment procedure to the Separate Accounts.

III. Conclusion

For the reasons set forth above, we believe that AXA Equitable and the Separate Accounts should be permitted to utilize the fee payment procedures pursuant to Section 24(f) for interests under the Contracts registered on Forms N-3 and N-4 for Section 3(c)(11) separate accounts. Such an approach is consistent with the instructions to Forms N-3 and N-4 and with the purposes of Section 6(b) of the 1933 Act, Section 24(f) of the 1940 Act and Rule 24f-2 thereunder. We therefore respectfully request that the Staff provide its assurance that it will not recommend enforcement action under Section 6(b) of the 1933 Act against AXA Equitable or the Separate Accounts if they utilize the fee payment mechanism pursuant to Section 24(f) of the 1940 Act and Rule 24f-2 thereunder for securities issued in connection with the Separate Accounts and registered under the 1933 Act.

Please contact me if you have any questions or would like any additional information.

Yours truly,

Christopher E. Palmer

Christopher E. Palmer

CEP:am

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